New Gold Inc.

Suite 1800 Two Bentall Centre, 555 Burrard Street

Vancouver, British Columbia, Canada

V7X 1M9

August 28, 2013

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Gold Inc.

Form 40-F for the Year Ended December 31, 2012

Filed March 28, 2013

File No. 001-31722

Dear Ms. Jenkins:

New Gold Inc. (the “Company”) hereby acknowledges receipt of the comment letter dated August 16, 2013 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above captioned Form 40-F (the “Form 40-F”)

As discussed between the Staff and representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our outside legal counsel, the Company intends to file its written response to the Comment Letter no later than September 20, 2013.  Please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (416) 504-0522 should you have any questions or comments regarding this letter.

Very truly yours,

/s/ Lisa Damiani

Lisa Damiani
Vice President, General Counsel
and Corporate Secretary
New Gold Inc.

cc:                                Christopher J. Cummings, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP